Exhibit 2.3

NEWSBEAT SOCIAL, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151(G) OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

The undersigned, Stanley W. Fields, does hereby certify that:

1.          He is the Chief Executive Officer of NewsBeat Social, Inc., a Delaware corporation (the “Company”).

2.          The Company is authorized to issue 10,000,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) pursuant to that certain Amended and Restated Certificate of Incorporation of NewsBeat Social, Inc. (the “A&R Certificate of Incorporation”), as filed with the Secretary of State of the State of Delaware on June 2, 2015.

3.          The Board of Directors and stockholders of the Company holding voting interests in excess of the amount required under the Delaware General Corporation Law to approve an amendment and restatement of the A&R Certificate of Incorporation have voted to amend and restate the A&R Certificate of Incorporation by filing with the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate of Incorporation”) on the date hereof.

4.          The Board of Directors has elected to separate from the Second Amended and Restated Certificate of Incorporation the information pertaining to the Series A Preferred Stock and to instead include such information, without any changes thereto, in this Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby restate all of the terms of the Series A Preferred Stock as follows:

Preferred Stock Designation. Of the Preferred Stock, 10,000,000 shares are designated Series A Preferred Stock. Series A Preferred Stock has an issue price ("Issue Price") of $0.50 per share. Series A Preferred Stock has rights and preferences as follows.

1.          Dividends. Holders of Series A Preferred Stock shall be entitled to a non- cumulative dividends, if, as and when declared by the Board of Directors, in preference to and ahead of dividends paid on Common Stock. No Dividends or distributions may be declared and paid on Common Stock (other than those payable pro rata and solely in Common Stock) unless at the same time the holders of Series A Preferred Stock receive a per-share dividend or distribution (including the amount of any dividends paid pursuant to the previous sentence) equal to or greater than the per-share dividend or distribution paid on the Common Stock (based on the number of shares of Common Stock into which each outstanding share of Series A Preferred Stock could then be converted).

2.	Liquidation Preference.

a.           Series A Preference. If there is any liquidation, dissolution or winding up of the Corporation ("Liquidation"), either voluntary or involuntary, each holder of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, an amount per share equal to the Issue Price. If funds are insufficient to pay all holders of such stock the full amount of the Issue Price, all available funds shall be paid ratably among the holders of the Series A Preferred Stock, so that each holder of Series A Preferred Stock receives the same percentage of the Issue Price with respect to each share of Series A Preferred Stock.

b.           Distribution of Remaining Assets to Common Stock Holders. After payment to the holders of the Series A Preferred Stock of the amounts set forth in Section II.C.2.a above, but subject to distribution of assets pursuant to Section II.C.2.c below, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock in proportion to the shares of Common Stock then held by them.

c.           Automatic Conversion Where Better. If the total proceeds available to pay holders of Series A Preferred Stock and Common Stock together on Liquidation is such that the amount distributable with respect to each share of Series A Preferred Stock is less under Section II.C.2.a above than it would be with respect to the Common Stock into which the Series A Preferred Stock is convertible hereunder, then immediately prior to the Liquidation distribution, the Series A Preferred Stock shall automatically convert to Common Stock, and all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock in proportion to the shares of Common Stock (including the Common Stock issued upon conversion of the Series A Preferred Stock) then held by them.

3.            Consolidation or Merger. In case of any consolidation or merger of the Corporation with or into another corporation (other than a mere reincorporation transaction) or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors of the Corporation in good faith) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holder of the Series A Preferred Stock to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the applicable Conversion Prices (as defined below) of the Series A Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

a.           Qualifying Consolidation, Merger or Sale. A "Qualifying Consolidation, Merger or Sale" is any one of these transactions:

i.            the consolidation or merger of the Corporation into or with any other entity or entities which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by that entity or its affiliate (except a consolidation or merger into a subsidiary of the Corporation, or a merger in which the Corporation is the surviving Corporation and the holders of the Corporation's voting stock outstanding immediately prior to the transaction constitute a majority of the holders of voting stock outstanding immediately following the transaction), or assets, or

ii.         the sale or transfer by the Corporation of all or substantially all its

iii.         the sale or transfer by the Corporation's stockholders of more than 80% in voting power of the Corporation's capital stock.

b.           Liquidation Treatment. A Qualifying Consolidation, Merger or Sale shall be treated as a Liquidation rather than as a consolidation or merger pursuant to this Section II.C.3.

c.           Computing Distributions on liquidation Treatment. In computing distributions to stockholders who receive Liquidation treatment under Section II.C.3.b hereof, the liquidation preference applicable to the Series A Preferred Stock shall be computed in the same manner as if the Corporation's available assets were actually being distributed to all stockholders pursuant to Section II.C.2 hereof, and the value of the Corporation's assets for purposes of computing the amount of such liquidation preference shall be deemed to be (i) the fair market value of all consideration proposed to be paid or exchanged for all of the Corporation's outstanding capital stock upon any such merger or consolidation, or (ii) the fair market value of all consideration proposed to be paid to the Corporation upon any sale, transfer or lease of all or substantially all of the assets of the Corporation, such fair market value to be determined in good faith by the Board of Directors of the Corporation.

4.            Conversion. Upon conversion, each share of Series A Preferred Stock shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Issue Price by the Conversion Price in effect at the time of conversion. "Conversion Price" shall be the initial per share conversion price as described in the following sentence, but subject to adjustment as set forth below. The initial Conversion Price per share for shares of Series A Preferred Stock shall be $0.50. The Series A Preferred Stock shall convert on the occurrence of these events:

a.           Optional Conversion. Each share of Series A Preferred Stock shall be convertible to Common Stock at the option of its holder at any time after the date of its issuance. To do so, the holder must surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock, and give written notice by mail, postage prepaid, to the Corporation at its principal corporate office, of the election to convert the same and shall state in the notice the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to that holder, or to the nominee or nominees of that holder, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The conversion shall be deemed to have been made immediately prior to the close of business on the date the shares were surrendered for conversion, and the person or persons entitled to receive the shares of Common Stock issuable upon the conversion shall be treated for all purposes as the record holder or holders of those shares of Common Stock as of that date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event, the tendering holder(s) of Series A Preferred Stock shall not be deemed to have converted the tendered Series A Preferred Stock until immediately prior to the closing of that sale of securities.

b.           Automatic Conversion on Qualified Financing. Upon the consummation of an equity financing pursuant to which the Company sells shares of capital stock with an aggregate sales price of not less than $25,000,000 ("Qualified Equity Financing"), each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock on the same terms and conditions as the investors in the Qualified Equity Financing. The Conversion Price shall be fifty cents ($0.50) per share. As additional consideration for the conversion and the release of the Series A Preferred rights by the holder, upon the consummation of a Qualified Equity Financing, the Company shall pay the holder cash in an amount equal to holder's original investment in the Series A Preferred Stock.

c.           Automatic Conversion on IPO. Each share of Series A Preferred Stock shall automatically be converted immediately upon the consummation of the Corporation's sale of its Common Stock in a bona fide, firm commitment underwriting pursuant to an effective registration statement under the Securities Act of 1933, as amended, that results in gross proceeds to the Corporation of at least $10.0 million, and an initial offering price of at least three times the Series A Preferred Stock Issue Price per share of Common Stock (as adjusted for any stock dividends, stock splits, combinations and reorganizations with respect to such shares). The Conversion Price shall be fifty cents ($0.50) per share.

d.           Automatic Conversion on Majority Conversion. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock, upon the earlier of (i) the approval of the conversion of the Series A Preferred Stock by holders of more than fifty percent (SO%) of the shares of Series A Preferred Stock then outstanding, or (ii) the date on which the total number of converted shares of Series A Preferred Stock equals more than fifty percent (50%) of the shares of Series A Preferred Stock then outstanding. The Conversion Price shall be fifty cents ($0.50) per share.

e.           Procedures for Automatic Conversion. If a share of Series A Preferred Stock is automatically converted into Common Stock, no action shall be required to effect the conversion by the holder of the share. The conversion shall be deemed effective as of the date on which the event triggering the automatic conversion has taken place, and thereafter, any certificates evidencing the Series A Preferred Stock that has been automatically converted shall evidence instead the resulting Common Stock. The Corporation shall not be obligated to issue replacement certificates unless the certificates evidencing the Series A Preferred Stock that has been converted are delivered to the Corporation or any transfer agent designated by the Corporation. Thereupon there shall be issued and delivered to such holder and in the holder's name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock in to which the shares of the Series A Preferred Stock surrendered were converted.

f.            Conversion Price Weighted Average Anti-dilution Adjustment. If, after the original issue date for Series A Preferred Stock, the Corporation issues Additional Stock (as defined below), without consideration or for a consideration per share less than the Conversion Price then in effect for Series A Preferred Stock, the Conversion Price applicable to Series A Preferred Stock shall be adjusted or readjusted, as follows. For the adjustment, these definitions will apply. "Old Stock" is the number of shares of Common Stock outstanding immediately prior to such issue or sale (including all Additional Stock previously deemed issued), plus the total number of shares of Common Stock that would be issued upon conversion of all outstanding Series A Preferred Stock, before any adjustment in Conversion Price associated with such issue or sale, plus the total number of shares of stock issuable upon conversion of any convertible securities and exercise of outstanding options and warrants then granted and outstanding. The "New Stock" is the number of common equivalent shares actually issued (or deemed issued) in the transaction giving rise to the adjustment in Conversion Price. The "New Consideration" is the aggregate consideration received by the Corporation for the New Stock. The Conversion Price of fifty cents ($0.50) per share for Series A Preferred Stock shall be adjusted to be equal to (i) the New Consideration plus (the Old Stock times the pre-adjustment Conversion Price); divided by (ii) the sum of the Old Stock and the New Stock.

i.            Weighted Average: Minimum Adjustment. No adjustment of the Conversion Price for Series A Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and taken into account in any subsequent adjustment.

ii.         Weighted Average: Determining Additional Stock Consideration. If Common Stock is issued for cash, the consideration shall be deemed to be the amount of cash paid therefor, excluding any amounts paid or payable for accrued interest or accrued dividends but before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. Non- cash consideration shall be treated as if it is cash, at the fair value thereof as determined by the Board of Directors in good faith irrespective of any accounting treatment.

iii.         Weighted Average: Rights, Options, Convertible Securities. If the Corporation issues or sells any rights or options for the purchase of Additional Stock, or stock or other securities convertible into Additional Stock (such convertible stock or securities being herein referred to as "Convertible Securities"), then the New Stock and New Consideration associated with such rights or options will be determined as follows. The New Stock will be equal to the maximum number of shares of Common Stock for which the rights, options, or Convertible Securities may be issued or converted. The New Consideration will be the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities, plus the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options or conversion of such Convertible Securities. The Corporation will not double-count consideration. So, for example, if cash is paid for a convertible note, and the obligation to repay it is waived on conversion, the cash and the obligation are the same consideration and are not counted twice, but interest earned and waived is additional consideration. If in the case of Convertible Securities the minimum amounts of such consideration cannot be ascertained because of antidilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to those clauses. The "Effective Price" is the New Consideration thus determined, divided by the New Stock thus determined. If the Effective Price is less than the then-applicable Conversion Price, the Corporation shall be deemed to have issued, at the time of the issuance of such rights, options or Convertible Securities, the maximum number of shares of Additional Stock issuable upon exercise or conversion thereof, and to have received as consideration for the issuance of such shares an amount equal to the Effective Price for each such share. The Conversion Price shall be recalculated if the assumptions on which it was based prove inaccurate in practice, as for example if rights to exercise or convert lapse unexercised, or events occur as a result of which the consideration paid increases or decreases from that assumed. No subsequent adjustment shall change the Conversion Price applicable to a conversion of Series A Preferred Stock that has already occurred. No further adjustment of the Conversion Price shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of such rights or options, or the conversion of such Convertible Securities.

iv.         Weighted Average: Additional Stock. "Additional Stock" shall mean any shares of Common Stock issued or deemed to be issued because of rights, options, or Convertible Securities, by the Corporation after the date on which a share of Series A Preferred Stock was first issued, other than Common Stock issued or issuable:

a.           pursuant to a transaction for which adjustment is otherwise made pursuant to this Section II.C.4;

b.           to employees, consultants, directors or advisory board members of the Corporation pursuant to stock option or incentive plans approved by the directors of the Corporation out of pools of stock set aside therefor, which pools total numbers of shares no greater than those ratified by the stockholders of the Corporation within one year of the date the pool is established;

c.           upon conversion of the Series A Preferred Stock; and

d.           as a dividend or distribution on Series A Preferred Stock.

g.           Effect of Stock Splits on Conversion Price. The Corporation may elect to effect a split or consolidation or subdivision of the outstanding shares of Common Stock. The Corporation may issue a dividend or other distribution to holders of Common Stock that is payable in additional shares of Common Stock, or in other securities or rights convertible into, or entitling the holder to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by the holder of Common Stock for the additional shares of Common Stock, or the Common Stock Equivalents, or the additional shares of Common Stock issuable upon conversion or exercise thereof. If so, then as of the record date for that event, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A Preferred Stock shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of that series shall be adjusted in proportion to the increase or decrease of outstanding shares resulting from the stock split, dividend or subdivision (treating all Common Stock Equivalents as having been converted into Common Stock).

h.           Effect of Other Distributions on Conversion. If the Corporation declares a distribution (other than a distribution subject to the previous Section II.C.4.g) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends), or options or rights that do not result in adjustment of the Conversion Price under this Section II.C.4, then the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Preferred Stock are convertible, determined as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

i.            Effect of Recapitalizations on Conversion. If any recapitalization of the Common Stock occurs (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere herein), provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive, upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or property of the Corporation or otherwise, to which they would be entitled on such recapitalization if they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Preferred Stock were convertible on the effective date of the recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section II.C.4 with respect to the rights of the holders of the Series A Preferred Stock after the recapitalization to the end that the provisions of this Section II.C.4 shall be applicable after the recapitalization to achieve the intent of the Conversion Price adjustment provisions of this Section II.C.4, so as to protect the conversion rights of the holders of the Series A Preferred Stock against impairment as nearly as may be practicable.

j.            No Impairment of Conversion Rights. The Corporation will not, by amendment of its organizational documents, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section II.C.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

k.          No Fractional Shares on Conversion. No fractional shares shall be issued upon conversion of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share, determined on the basis of the total number of shares of Series A Preferred Stock which the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

l.            Certificates on Adjustment of Conversion Price. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price of Series A Preferred Stock pursuant to this Section II.C.4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment, showing the facts upon which such adjustment or readjustment is based. If a holder of Series A Preferred Stock requests in writing, the Corporation shall supply that holder a certificate setting forth (i) such adjustment and readjustment, (ii) the applicable Conversion Price in effect at the time (before and after the adjustment), and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series A Preferred Stock.

m.           Conversion Notices. Any notice required by the prov1s1ons of this Section II.C.4 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his or her address appearing on the books of the Corporation.

n.           Reservation of Stock for Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock. If the number of authorized but unissued shares of Common Stock are not sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5.            Voting Rights of Preferred. The holder of each outstanding share of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Series A Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share). Such holder shall be entitled to notice of any stockholders' meeting just as are holders of Common Stock, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. The holders of Series A Preferred Stock and Common Stock shall vote as a single class except as required by law or by the Second Amended and Restated Certificate of Incorporation.

6.            Protective Provisions. So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

a.           Authorize or issue any new class or series of Preferred Stock, or a consolidation, reclassification or split of Series A Preferred Stock;

b.           Authorize any additional Series A Preferred Stock, or authorize any additional Common Stock;

c.           Adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock;

d.           Amend the Company’s Certificate of Incorporation, as amended;

e.           Effect a merger, reorganization, or sale of the Corporation or substantially all its assets, or a recapitalization or reclassification of the outstanding capital stock of the Corporation, or repurchase any securities (except in the exercise of rights reserved to the Corporation under stockholder agreements with respect to stock issued from a Stock Incentive Plan approved by the board of directors and stockholders);

f.            Dissolve, liquidate or wind up the business of the Corporation; or

g.           Except as contemplated by stockholder agreements approved by the Board of Directors pursuant to the Corporation's stock incentive plans or otherwise, purchase, redeem or retire any shares of the Corporation's capital stock.

7.            Status of Converted or Redeemed Stock. If any shares of Series A Preferred Stock shall be redeemed or converted into Common Stock, the shares so converted or redeemed shall be canceled and shall not be issuable by the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock on this 29th day of June, 2016.

NEWSBEAT SOCIAL, INC.

By:	/s/ Stanley W. Fields

Name:	Stanley W. Fields
Title:	Chief Executive Officer